FRANKCRYSTAL &COMPANY

Frank Crystal & Co., Inc.
Financial Square
32 Old Slip, 17th floor
New York, NY 10005-3504
PHONE 212 344-2444 800 221-5830
FAX 212 509-1292

INSURANCE BINDER

Reprint

NAMED INSURED	BINDER DATE	BINDER NO.
Integrity Mutual Funds, Inc. et al 1 North Main Street Minot, ND 58703	07/03/08	158681

	CLIENT CODE	POLICY TYPE
	INTEMU1	Renewal

Page 1 of 2

ACCOUNT EXECUTIVE
Louis D'Agostino 212-504-1869

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
07/07/08	07/07/09	490PB1958	St. Paul Fire & Marine Ins.

COVERAGE DESCRIPTION AND AMOUNTS/LIMITS

Coverage: Registered Management Investment Company Bond
Carrier: St. Paul Fire and Marine Insurance Co.
Effective Date: July 7, 2008
Expiration Date: July 7, 2009

In consideration of the premium charged, it is hereby understood and
agreed that effective July 7, 2008 to to July 7, 2009 coverage is bound as
follows:

```
    Limits of Liability                  Deductible            Premium
(Inclusive of Defense Costs)         (Each Loss)          (One year)
     $1,875,000 *                      $50,000 **             $6,000
```

* $100,000 Limit of Liability as respects Stop Payment, Uncollectible
Items, Audit Expense, and Unauthorized Signatures Insuring Agreements
** $5,000 Deductible as respects Stop Payment, Uncollectible Items, Audit
Expense, and Unauthorized Signatures Insuring Agreements. $0 Deductible
as respects Fidelity of the funds.

Coverage will be provided pursuant to the terms and conditions of St.
Paul's Registered Management Investment Company Bond with number:
490PB1627 inclusive of the following:

Endorsements: (will attach to and form a part of the policy)
1. Telefacsimile Systems
   - Provides coverage for fraudulent instructions regarding fund
     transfer issued via a fax machine

Subjectivities:

The above referenced indications are subject to the underwriters at
Travelers reciept, review and acceptance of the following additional
information by July 28, 2008.

1. Details regarding the most recent SEC Investigation

FRANKCRYSTAL &COMPANY

Frank Crystal & Co.. Inc.
Financial Square
32 Old Slip, 17th floor
New York, NY 10005-3504
PHONE 212 344-2444 800 221-5830
FAX 212 509-1292

INSURANCE BINDER

NAMED INSURED	BINDER DATE	BINDER NO.
Integrity Mutual Funds, Inc. et al	07/03/08	158681

COVERAGE DESCRIPTION AND AMOUNTS/LIMITS

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates. This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: $6,000	St. Paul Fire & Marine Ins. Co.
Confirmed By: Louis D'Agostino	Authorized Representative: Steven Foster
At Frank Crystal & Co., Inc. Refer To: Louis D'Agostino	Admitted: X Non-Admitted: